SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One:)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number: 000-21326

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Anika Therapeutics, Inc.

401(K) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Anika Therapeutics, Inc.

160 New Boston Street

Woburn, MA 01801

(781) 932-6616

REQUIRED INFORMATION

Item 4.  Plan financial statements and schedule for the year ended December 31, 2003 have been prepared in accordance with the financial reporting requirements of ERISA.

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003

Signature

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Anika Therapeutics, Inc.
Employee Savings and Retirement Plan

By: /s/ William J. Knight
William J. Knight, Trustee

Dated: June 29, 2004

ANIKA THERAPEUTICS, INC.
EMPLOYEE SAVINGS & RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 and 2002

	2003	2002
INVESTMENTS
Participant directed, at fair value -
Money market fund	$457,370	$411,032
Employer common stock	793,908	79,276
Mutual funds	1,668,292	1,073,958
Participant loans	45,782	32,265
Total investments	2,965,352	1,596,531

CONTRIBUTIONS RECEIVABLE	26,135	12,389

NET ASSETS AVAILABLE FOR BENEFITS	$2,991,487	$1,608,920

F-1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

2003

Interest & dividends	$20,577

Contributions by:
Employees	237,922
Employer, net of forfeitures	143,191
Total contributions	381,113

Total additions	401,690

Less:
Distributions to former participants	53,890
Net increase (decrease) before realized gains(losses)	347,800

Net realized and unrealized investment gains(losses)	1,034,767
Net decrease in net assets	1,382,567
Net assets available for benefits, beginning of year	1,608,920
Net assets available for benefits, end of year	$2,991,487

F-2